

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 11, 2016

Edward G. Atsinger III
Chief Executive Officer
Salem Media Group, Inc.
4880 Santa Rosa Road
Camarillo, CA 93012

>   **Re: Salem Media Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed March 11, 2016**
>   **File No. 000-26497**

Dear Mr. Atsinger:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Non-GAAP Financial Measures, page 45

1. Your presentation of EBITDA is inconsistent with Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance in its entirety when preparing your next filing.

2. Please reconcile "Free Cash Flow" to its comparable GAAP measure which is "Net cash provided by continuing operating activities." Since your Free Cash Flow reflects adjustments other than capital expenditures, please re-characterize and rename such non-GAAP measure as "Adjusted Free Cash Flow."

Management's Discussion and Analysis, page 47

3. We note that in your second quarter earnings call for the fiscal year ended December 31, 2016, your CEO stated that management is concerned with declines in Facebook traffic to your sites (46% decline). However, there is only a brief mention of this concern in your most recent MD&A, and no discussion regarding what steps, if any, management is taking to address changes in the Facebook newsfeed algorithm to counteract the negative impact to your number of page views and to increase your monetization of mobile advertising. Please revise accordingly. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess at (202) 551-7951 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications